UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

NATUR INTERNATIONAL CORP. (FORMERLY FUTURE
HEALTHCARE OF AMERICA)
(Name of Issuer)


Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

36117F100
(CUSIP Number)


Fucci Law & ADR, PLLC
41 Madison Ave., Suite 4102
New York, NY 10010
Fred Fucci
(212) 763-4162
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


November 13, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D
CUSIP No.  36117F100

Page 2 of 11 Pages
1
NAME OF REPORTING PERSON

Efficiency Investment Fund 6th Wave SP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) 0
									(b) 1

3
SEC USE ONLY

4
SOURCE OF FUNDS
OO
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)	0

6
CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7
SOLE VOTING POWER
0

8
SHARED VOTING POWER
32,367,213* (see Item 5)

9
SOLE DISPOSITIVE POWER
0

10
SHARED DISPOSITIVE POWER
 32,367,213* (see Item 5)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 32,367,213* (see Item 5)
12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)	0

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.1% (see Item 5)
14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO



SCHEDULE 13D
CUSIP No.  36117F100

Page 3 of 11 Pages
1
NAME OF REPORTING PERSON

GFG Monaco SAM
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) 0
									(b) 1

3
SEC USE ONLY

4
SOURCE OF FUNDS
OO
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)	0

6
CITIZENSHIP OR PLACE OF ORGANIZATION
Monaco

7
SOLE VOTING POWER
0

8
SHARED VOTING POWER
 32,367,213* (see Item 5)

9
SOLE DISPOSITIVE POWER
0

10
SHARED DISPOSITIVE POWER
 32,367,213* (see Item 5)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,367,213* (see Item 5)
12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)	0

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.1% (see Item 5)
14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO


SCHEDULE 13D
CUSIP No.  36117F100

Page 4 of 11 Pages
1
NAME OF REPORTING PERSON

GFG Groupe Holding S.A. (Luxembourg)
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) 0
									(b) 1

3
SEC USE ONLY

4
SOURCE OF FUNDS
OO
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)	0

6
CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

7
SOLE VOTING POWER
0

8
SHARED VOTING POWER
 32,367,213* (see Item 5)

9
SOLE DISPOSITIVE POWER
0

10
SHARED DISPOSITIVE POWER
 32,367,213* (see Item 5)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,367,213* (see Item 5)
12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)	0

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.1% (see Item 5)
14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO






SCHEDULE 13D
CUSIP No.  36117F100

Page 5 of 11 Pages
1
NAME OF REPORTING PERSON

Stefano Zavaglia
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) 0
									(b) 1

3
SEC USE ONLY

4
SOURCE OF FUNDS
OO
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)	0

6
CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

7
SOLE VOTING POWER
0

8
SHARED VOTING POWER
32,367,213* (see Item 5)

9
SOLE DISPOSITIVE POWER
0

10
SHARED DISPOSITIVE POWER
32,367,213* (see Item 5)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 32,367,213* (see Item 5)
12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)	0

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.1% (see Item 5)
14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN


Item 1.		Security and the Issuer.

	This Schedule 13D relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of Natur International Corp. (formerly Future Healthcare of America), a Wyoming corporation (the "Issuer"). The principal executive office of the Issuer is located at Jachthavenweg 124, 1081 KJ Amsterdam, The Netherlands.

Item 2.		Identity and Background.

(a) This statement is filed by:
(i)  Efficiency Investment Fund SP - 6th Wave
("Efficiency Investment Fund"), a Cayman Islands
limited company;
(ii)  GFG Monaco SAM ("GFG Monaco"), a societe anonyme
incorporated in Monaco;
(iii) GFG Groupe Holding S.A. (Luxembourg) ("GFG
Groupe"), a societe anonyme incorporated in
Luxembourg; and
(iv) Stefano Zavaglia ("Mr. Zavaglia"), an Italian
citizen.
GFG Monaco serves as investment manager to Efficiency
Investment Fund pursuant to an investment management
agreement.  GFG Groupe controls GFG Monaco SAM.  The
directors of Efficiency Investment Fund are Stefano
Zavaglia, Simona Ingignoli, and Tommaso Mingazzini.
The directors of GFG Monaco are Stefano Zavaglia,
Andrea Baldi, Simona Ingignoli, and Matteo
Ricchebuono.  The directors of GFG Groupe are Stefano
Zavaglia, Pierre Lentz, and Reno Maurizio Tonelli. The
directors are collectively referred to as the
"Directors."  Mr. Zavaglia controls GFG Groupe.
Efficiency Investment Fund, GFG Monaco, GFG Groupe and
Mr. Zavaglia  (collectively, the "Reporting Persons")
expressly disclaim beneficial ownership of securities
directly beneficially owned by any person or entity
other than, to the extent of any pecuniary interest
therein, the various accounts under the Reporting
Persons' management and control.
Efficiency Investment Fund, GFG Monaco GFG Groupe and
Mr. Zavaglia have entered into a Joint Filing
Agreement, a copy of which is filed with this Schedule
13D as Exhibit 99.1, pursuant to which they have agreed
to file this Schedule 13D jointly in accordance with the
provisions of Rule 13d-1(k) of the Act.
(b) The address of the principal business office of :
Efficiency Investment Fund is c/o Walkers Corporate
Limited, Cayman Corporate Centre, 27 Hospital Road, Grand
Cayman, KY1-9008 Cayman Islands;
GFG Monaco is Boulevard d'Italie 74, MC - 98000 Monaco;
GFG Groupe is 1, rue Jean Piret, L-2350 Luxembourg; and
Mr. Zavaglia is c/o GFG Monaco is Boulevard d'Italie 74, MC
- 98000 Monaco.
(c)  The principal business of Efficiency Investment Fund
is to invest in securities.  The principal business of GFG
Monaco is to serve as an investment manager and provide
investment management and related services to affiliated
investment funds or similar vehicles, including Efficiency
Investment Fund.
The principal business of GFG Groupe is to serve as a
holding company for GFG Monaco and other affiliated
entities.
The present principal occupation or employment of Mr.
Zavaglia is to serve as a principal of GFG Monaco and other
affiliated entities.
(d) None of the Reporting Persons has, during the last five
years, been convicted in a criminal proceeding (excluding
traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five
years, been a party to a civil proceeding of a judicial or
administrative body of competent jurisdiction and as a
result of such proceeding was or is subject to a judgment,
decree or final order enjoining future violations of, or
prohibiting or mandating activities subject to, federal or
state securities laws or finding any violation with respect
to such laws.

Item 3.	 	Source and Amount of Funds or Other
Consideration.

	The Reporting Persons beneficially own, in the aggregate 32,367,213* shares of Common Stock, consisting of 8,087,213 shares of Common Stock and 24,280 shares of Series B Preferred Stock (which will convert automatically into 24,280,000 shares of Common Stock upon the Issuer increasing its number of shares of Common Stock of authorized capital), in each case issued pursuant to the share exchange transactions (the "Share Exchange Transaction") contemplated by that certain Share Exchange Agreement, among the Issuer and the former shareholders of Natur Holdings, B.V., a Netherlands-based holding company ("Natur"), as more fully described in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 2018 (the "Issuer 8-K"). In connection with the Share Exchange Transaction, the former shareholders of Natur received the equivalent of 215,759,999 shares of the Common Stock of the Issuer, which was issued in part as 115,760,000 shares of Common Stock and in part as 100,000 shares of voting, convertible Series B Preferred Stock of the Issuer (the "Series B Preferred Stock") representing 100,000,000 shares of Common Stock upon conversion. The Series B Preferred Stock will convert automatically upon the Issuer increasing its number of shares of Common Stock of authorized capital. As part of the Share Exchange Transaction, Efficiency Investment Fund was issued 8,087,213 shares of Common Stock and 24,280 shares of Series B Preferred Stock.


Item 4. 	Purpose of Transaction.

      The shares of Common Stock subject to this Schedule 13D were acquired for investment purposes, in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

      As part of the Reporting Persons' continuing evaluation of, and preservation of the value of the Efficiency Investment
Fund's investment in the Common Stock of the Issuer, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Issuer's board of directors, management or representatives, other shareholders and other persons or entities regarding the Issuer's affairs.

      Depending on various factors, including, the Issuer's financial position and strategic direction, the outcome of the matters referenced above, actions taken by the board of directors, price levels of the Common Stock, other available investment opportunities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to Efficiency Investment Fund regarding the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of
Schedule 13D and may, from time to time, cause Efficiency Investment Fund to acquire additional Common Stock or other securities of the Issuer, dispose of some or all of their Common Stock other securities of the Issuer, and/or continue to hold Common Stock or other securities of the Issuer (or any combination or derivative thereof). Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.


Item 5.		Interest in Securities of the Issuer.

      (a) As of the close of business on February 7, 2019, the Reporting Persons beneficially owned an aggregate of 32,367,213* shares of Common Stock, representing approximately 25.1% of the shares of Common Stock outstanding. The Reporting Persons' beneficial ownership did result not from acquisitions of Common Stock by the Reporting Persons but as a result of the Share Exchange Transaction, as more fully described in the Issuer 8-
K). The Series B Preferred Stock will convert automatically upon the Issuer increasing its number of shares of Common Stock of authorized capital. Pursuant to the Share Exchange Transaction, Efficiency Investment Fund was issued 8,087,213 shares of Common Stock and 24,280 shares of Series B Preferred Stock, which will convert automatically into 24,280,000 shares of Common Stock upon the Issuer increasing its number of shares of Common Stock of authorized capital.

      GFG Monaco, GFG Groupe and Mr. Zavaglia own directly no
shares of Common Stock.    Pursuant to an investment management
agreement, GFG Monaco maintains investment and voting power with respect to the securities held by certain investment funds it manages. GFG Groupe controls GFG Monaco. Mr. Zavaglia controls GFG Groupe. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of GFG Monaco, GFG Groupe and Mr. Zavaglia may be deemed to beneficially own of 32,367,213* shares of Common Stock (constituting approximately 25.1% of the shares of Common Stock outstanding).

      (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

      (i) Efficiency Investment Fund has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 32,367,213* shares of Common
Stock, constituting 25.1% of such class of securities;

      (ii) GFG Monaco has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 32,367,213* shares of Common Stock, constituting
25.1% of such class of securities;

      (iv) GFG Groupe has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 32,367,213* shares of Common Stock, constituting
25.1% of such class of securities; and

      (iii) Mr. Zavaglia has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 32,367,213*\ shares of Common Stock, constituting 25.1% of such class of securities.

      * The percentages used herein are based upon 129,049,192 shares of Common Stock reported to be outstanding, as of December 4, 2018, by the Issuer's counsel to the Reporting Persons. Because the Series B Preferred Stock will automatically convert into shares of Common Stock as more fully described in the Issuer 8-K, the number of shares of Common Stock and percentages reported herein assume the automatic conversation of all the Series B Preferred Stock beneficially owned by the Reporting Persons and all of other holders of Series B Preferred Stock.

      (c) None of the Reporting Persons, or, to the best knowledge of the Reporting Persons, none of the Directors or any other person named in Item 2, has engaged in transactions in the shares of Common Stock during the past 60 days.

      (d) No person other than the Reporting Persons is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

      (e) Not applicable.
Item 6.		Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.		Material to be filed as Exhibits.
1.	Exhibit A - Joint Filing Agreement
2.	Exhibit B - Powers of Attorney



SIGNATURE

	After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.


Dated: February 7, 2019

EFFICIENCY INVESTMENT FUND - 6TH WAVE  SP

By:  s/ Tommaso Mingazzini
Name:  Tommaso Mingazzini
Title:  Authorized Person
By:  s/ Simona Ingignoli
Name:  Simona Ingignoli
Title:  Authorized Person

GFG MONACO SAM
By:  s/Stefano Zavaglia
Name: Stefano Zavaglia
Title: Authorized Person
GFG GROUPE HOLDING S.A. (LUXEMBOURG)
By:  s/ Stefano Zavaglia
Name: Stefano Zavaglia
Title: Authorized Person
By:  s/ Reno Maurizio Tonelli
Name: Reno Maurizio Tonelli
Title: Authorized Person

STEFANO ZAVAGLIA

By:  s/ Stefano Zavaglia
Name:  Stefano Zavaglia




JOINT FILING AGREEMENT

	The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: February 7, 2019

EFFICIENCY INVESTMENT FUND - 6TH WAVE  SP

By:  s/ Tommaso Mingazzini
Name:  Tommaso Mingazzini
Title:  Authorized Person
By:  s/ Simona Ingignoli
Name:  Simona Ingignoli
Title:  Authorized Person

GFG MONACO SAM
By:  s/Stefano Zavaglia
Name: Stefano Zavaglia
Title: Authorized Person
GFG GROUPE HOLDING S.A. (LUXEMBOURG)
By:  s/ Stefano Zavaglia
Name: Stefano Zavaglia
Title: Authorized Person
By:  s/ Reno Maurizio Tonelli
Name: Reno Maurizio Tonelli
Title: Authorized Person

STEFANO ZAVAGLIA

By:  s/ Stefano Zavaglia
Name:  Stefano Zavaglia




POWER OF ATTORNEY

Know all men by these presents that Efficiency Investment Fund - 6th Wave SP does hereby make, constitute and appoint Fucci Law & ADR, PLLC, and Frederick R. Fucci, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned's individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned's capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation,
Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/  Tommaso Mingazzini____________
Name:   Tommaso Mingazzini

/s/  Simona Ingignoli____________
Name:  Simona Ingignoli




POWER OF ATTORNEY

Know all men by these presents that GFG Monaco SAM does hereby make, constitute and appoint Fucci Law & ADR, PLLC, and Frederick R. Fucci, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned's individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned's capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Stefano Zavaglia______________
Name:  Stefano Zavaglia




POWER OF ATTORNEY

Know all men by these presents that GFG Groupe Holding S.A. (Luxembourg) does hereby make, constitute and appoint Fucci Law & ADR, PLLC, and Frederick R. Fucci, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned's individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned's capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation,
Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Stefano Zavaglia____________
Name: Stefano Zavaglia

/s/ Reno Maurizio Tonelli_________
Name:   Reno Maurizio Tonelli




POWER OF ATTORNEY

Know all men by these presents that Stefano Zavaglia does hereby make, constitute and appoint Fucci Law & ADR, PLLC, and Frederick R. Fucci, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned's individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned's capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Stefano Zavaglia___________
Name:  Stefano Zavaglia


1






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Exhibit